August 1, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Mr. H. Roger Schwall

RE:

Saratoga Resources, Inc. (the “Company”)

Form 10-K for the Fiscal Year December 31, 2013

Filed March 31, 2014, as amended on April 2, 2014

File No. 001-35241

Dear Mr. Schwall:

Saratoga Resources, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 23, 2014. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 7

Our Strategy, page 9

Gulf of Mexico Shelf, page 12

Comment

1.

We note that your four Gulf of Mexico shelf leases have a primary term of five years and can be extended for an additional three years, and that you are engaged in efforts to seek partners to participate in development of such properties. We also note your disclosure at page 27 that you lack the financial resources to develop those prospects. With respect to your Gulf of Mexico shelf reserves, please provide your analysis as to whether you have a “reasonable expectation” of obtaining the “financing required to implement the project” before the expiration of the leases. Refer to Rule 4-10(a)(26) of Regulation S-X.

Company Response

Since acquisition of the referenced Gulf of Mexico leases, we have undertaken an exhaustive analysis of the leases as well as undertaking extensive efforts to prepare the leases for drilling and packaging the same to support a professional marketing plan to attract the additional financing needed to carry out planned initial drilling operations on those leases.

3 Riverway, Suite 1810	●	Houston, Texas 77056	●	Tel 713-458-1560	●	Fax 713-458-1561	●	www.saratogaresources.com

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

August 1, 2014

In addition to retaining a geologist and other professionals experienced in packaging Gulf of Mexico prospects, we have an agreement with Focus Exploration, LLC to assist in development of a formal marketing plan to support our financing efforts.  Focus Exploration generated the prospects, holds an overriding royalty interest in the prospects and is recognized as an experienced and proven consultant to the industry with a track record of monetizing prospects in the Gulf of Mexico.

Our further analysis of the leases, supplemented by our team of seasoned outside professionals, has identified two prospects and two proved undeveloped (“PUD”) drilling locations with an internally estimated resource potential of 50 MMBOE.  A December 31, 2013 review of the PUD opportunities by our independent reserve engineers, DeGolyer and MacNaughton, estimates reserves of 2.74 MMBOE, with a SEC PV10 of $37.2 million for the two locations.  Drilling costs for the four initial prospects are estimated at $36.2 million with completion costs estimated at $21.3 million and facilities/pipeline costs estimated at $32.9 million.

Each of the prospects is located in relatively shallow waters, between 13 feet and 77 feet, and in close proximity to existing infrastructure and is supported by high-quality 3D surveys and is updip from either log pay, production tests and/or AVO support.

Based on supporting geology, favorable lease characteristics that we believe reduce risks as compared to deeper water prospects, and favorable well economics, we are highly confident that the leases will support financing for development well before the end of the primary term of the leases in July 2018.

While our internal estimates with respect to our non-Gulf of Mexico holdings support funding of development of the leases from cash flow within the primary lease term, our present plan is to reduce our risk and to accelerate development of the leases through the participation of industry partners and/or external financing.  We anticipate marketing of the prospects consistent with prevailing industry terms under which participating parties would carry a disproportionate share of dry hole costs in the initial four wells and we would bear our pro rata portion of completion and facilities costs as well as costs of future wells.

To date, we have undertaken shallow hazard surveys on our four initial prospects and have commenced the process of well permitting.  We expect to launch our formal marketing plan to potential industry partners in the near-term and have a target of commencing drilling operations in 2015.

The favorable well economics reflected in our audited reserve report and supported by our further analysis of the lease block, together with a strengthened natural gas outlook, the prospect of identifying additional drilling locations within the lease block and what we believe is a favorable location among Gulf of Mexico prospects, has led us to invest both time and financial resources to develop a professional marketing effort to attract potential partners which we expect to launch before year end, all of which serve as the basis for our expectation that financing required to implement the project will be secured well before the expiration of the leases.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

August 1, 2014

Oil and Natural Gas Reserves, page 12

Reserve Estimates, page 12

SEC Case, page 12

Comment

2.

In accordance with Item 1202(a)(2) of Regulation S-K, please disaggregate your presentation of possible reserves into developed and undeveloped amounts.

Company Response

We acknowledge the staff’s comment and respectfully request the staff to allow us to address this comment by disaggregating possible reserves in future filings with the Commission.

Were we to include such disaggregated disclosure in the 2013 Form 10-K, the table appearing on page 13 of that report would have appeared as follows:

	Reserves(1)
Reserve category	Oil (MBbls)	Natural Gas (MMcf)	Total(2) (MBoe)
Proved
Developed
Producing	1,969	1,439	2,209
Shut-in	64	990	229
Behind Pipe	1,213	4,452	1,955
Total Proved Developed	3,246	6,881	4,393
Undeveloped	5,993	41,116	12,846
Total Proved	9,239	47,997	17,239
Probable(3)
Developed	851	4,057	1,527
Undeveloped	6,008	55,426	15,246
Possible(3)
Developed	339	1,747	630
Undeveloped	18,660	122,618	39,097
PV-10(1) (in thousands) of proved			$410,754
Standardized Measure(4) (in thousands)			$300,790

Proved Undeveloped Reserves, page 15

Comment

3.

In your rollforward of proved undeveloped reserves, you have presented proved undeveloped reserves “[t]ransferred to ‘proved developed’ through drilling” as a positive number for the past two years. Please revise or explain.

Company Response

We acknowledge the staff’s comment and respectfully request the staff to allow us to address this comment by correcting the table rolling forward proved undeveloped reserves for the past two years in future filings with the Commission.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

August 1, 2014

Were we to include such revised disclosure in the 2013 Form 10-K, the table appearing on page 15 of that report would have appeared as follows:

	2013	2012
Proved undeveloped reserves (MBoe):
Beginning of year	12,890	14,704
Transferred to “proved developed” through drilling	(728)	(1,115)
Increase (decrease) due to evaluation reassessments and drilling results, net	413	(699)
Acquisitions (dispositions), net (1)	2,740	-
Reductions of proved undeveloped reserves aged five or more years (2)	(2,469)	-
End of year	12,846	12,890

Comment

4.

Based on the information provided at page 15, it appears that you have converted only 5-7% of your proved undeveloped reserves to proved developed reserves in the past two years. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Oil and Gas Rules Compliance and Disclosure Interpretation Question 131.04, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

To the extent that you have material amounts of proved undeveloped reserves as of December 31, 2013 that will not be developed within five years of initial disclosure of these reserves, please provide us with an explanation for the specific circumstances that would justify a time period longer than five years to develop. Please refer to Item 1203(d) of Regulation S-K. For additional guidance, refer to Question 131.03 in the Oil and Gas Rules Compliance and Disclosure Interpretations.

Company Response

Attached herewith is a schedule, as of December 31, 2013, reflecting the number of proved undeveloped drilling locations, associated reserves and estimated capital expenditures necessary to convert these proved undeveloped reserves.  The schedule groups proved undeveloped locations by the year in which PUD locations were scheduled for development, as of December 31, 2013.

Management has adopted a plan for development of all of the proved undeveloped prospects included in the attached schedule.  Annually, management establishes notional capital spending budgets covering all facets of operations, including PUD development, drilling, recompletions, workovers and facilities. The PUD development plan as well as the notional Capex budget and plans relative to non-PUD opportunities are presented to and reviewed by the board of directors but are not subject to formal approval by the board.

Over the course of a year, capital is deployed to various opportunities, including PUD development, based on operational and financial objectives and outcomes, and our PUD development plan is adjusted accordingly to reflect such objectives and outcomes as well as shifting priorities, new opportunities and additional prospect analysis. Scheduled PUD development may be shifted into earlier periods or moved to later periods based on such factors.

Where five years has elapsed without development since initial disclosure of such reserves, we remove those reserves from the proved undeveloped category.  During the year ended December 31, 2013, we removed 2.5 MMBOE of reserves from the proved undeveloped category.  During 2014 and in future years, we will similarly remove reserves from the proved undeveloped category where five years has elapsed since initial disclosure of such reserves if those prospects have not yet been developed.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

August 1, 2014

Acknowledgements

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ John Ebert
John Ebert
Vice President – Finance and
Business Development

1/1/2014 Case List of PUD Drill Locations by Year

Database: O:\Reserves\Annual Reserve Reports\2014\Orig 1-1-2014\Saratoga SEC 1-1-14.phd
Filter: PUDs

Sort: Field, Rsv Class, Rsv Category

Case Name	Rsv Class	Rsv Category	Net Reserves MBO	Net Reserves MMCF	Net Reserves MBOE6	Invest $m
SARATOGA RESOURCES, INC						
Proved {Count=22}						
Undeveloped {Count=22}						
2014 (8 LOCATIONS)	Proved	Undeveloped	1,228	5,971	2,223	34,521
2015 (6 LOCATIONS)	Proved	Undeveloped	820	3,938	1,476	25,875
2016 (3 LOCATIONS)	Proved	Undeveloped	818	3,834	1,457	14,145
2017 (4 LOCATIONS)	Proved	Undeveloped	511	10,371	2,240	33,120
2018 (1 LOCATIONS)	Proved	Undeveloped	1,300	8,032	2,639	18,400
Total 2014-2018	**Proved**	**Undeveloped**	**4,677**	**32,146**	**10,035**	**126,061**